[Letterhead of Sullivan & Cromwell LLP]

May 17, 2019

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Healthcare & Insurance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	ProSight Global, Inc. Second Draft Registration Statement on Form S-1

Submitted March 8, 2019

CIK No. 0001634038

Ladies and Gentlemen:

On behalf of our client, ProSight Global, Inc. (the “Company”), we wish to inform you that the Company has confidentially submitted a revised draft of the above-referenced Draft Registration Statement on Form S-1 (the “Revised Draft Registration Statement”), which relates to a proposed initial public offering of common shares of the Company. The Revised Draft Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 22, 2019 (the “Comment Letter”) on the second draft Registration Statement on Form S-1 confidentially submitted by the Company on March 8, 2019, as well as certain updated, revised and supplemental information, including information on the Company's financial results as of and for the three months ended March 31, 2019.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page numbers in the Company’s responses refer to the page numbers in the Revised Draft Registration Statement.

Securities and Exchange Commission May 17, 2019

We have enclosed a copy of the Revised Draft Registration Statement marked to show all changes from the previous draft referenced above. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Draft Registration Statement.

The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Amendment No. 1 to DRS on Form S-1

Letter From Joe Beneducci, Founder and CEO, page i

1.	We acknowledge your response to prior comment 1 and the corresponding revised disclosures. However, Mr. Beneducci’s brief introductory statement must present a balanced discussion of your business. The letter continues to refer to your business as “profitable,” and the financial strength of a top-tier insurance company without balancing information. As previously noted, please expand on your statements to explain how your technology-based platform allows for growth beyond industry standards, how the insurance industry remains “unsettled,” and how you are responding to customer needs “on an entirely different level.” Additionally, balance the statement of nearly $900 million of annual premiums with quantified information about your expenses during the period and revise the last paragraph on the “A New Type of Hybrid Insurance Company” to clarify your statement that your business is profitable by clarifying that it was profitable in 2018 but was not profitable in previous years.

Response: The Company acknowledges the Staff’s comment. The Revised Draft Registration Statement no longer includes a letter from the Chief Executive Officer of the Company.

Market, Industry and Other Data, page v

2.	We acknowledge your revised disclosures in response to prior comment 2, but your statement that third party information regarding market and industry data has not been independently verified implies a disclaimer of responsibility with respect to such information. Please either delete the statement or specifically state that you are liable for the information related to the market and industry data.

Securities and Exchange Commission May 17, 2019

Response: The Company has revised the disclosure on page v of the Revised Draft Registration Statement in response to the Staff’s comment.

Prospectus Summary
Our Competitive Strengths, page 4

3.	We note your deleted statements in response to prior comment 4. However, you continue to assert in the first bullet on page 6 and elsewhere that you are “not weighed down by outdated legacy infrastructure like many other insurance carriers,” and in the first bullet on page 5 that your ProSight Climber GPS application is a competitive advantage because it allows you to monitor and review your underwriting and reserving decisions on a real-time basis. Similarly, you continue to state on page 96 that you can develop flexible, customer facing solutions more rapidly than your competitors. As previously stated, please provide the basis for your statements that the rest of the industry relies on obsolete systems and that other companies in the industry are not able to inform underwriting decisions on a real time basis.

Response: The Company has revised the disclosure on pages 2, 5, 6, 100, 103 and 104 of the Revised Draft Registration Statement in response to the Staff’s comment.

Our Strategy, page 7

4.	Please revise to restore the definition of the term “MGU.”

Response: The Company has added the definition of the term “MGU” on page 7 of the Revised Draft Registration Statement.

Risk Factors, page 8

5.	We refer to your revised disclosures in response to prior comment 6, and note that the discussion of the positive aspects of your strengths and strategies continue to be more prominent, detailed and focused on your business than the expanded discussion of your risks. Please further revise to provide more balance with respect to content and presentation. Additionally, expand your penultimate bullet on page 10 to explain that you will continue to be a controlled company following the offering, and that in connection with this offering, you will enter into a new Stockholders’ Agreement with your principal stockholders, which will, among other items, provide that Goldman and TPG together will be able to designate four of your nine directors, as you disclose on page 138.

Securities and Exchange Commission May 17, 2019

Response: The Company has revised the discussion on pages 8 through 11 of the Revised Draft Registration Statement in response to the Staff’s comment.

Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 47

6.	We note your revised disclosures in response to prior comment 10 that the provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Delaware Chancery Court, including suits to enforce liabilities or duties created by the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to claims arising under the Securities Act, also disclose that there is uncertainty with respect to whether a court would enforce this provision, and that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in your governing documents and the related filing disclosure states this clearly.

Response: The Company has revised the disclosure on pages 41 and 159 through 160 of the Revised Draft Registration Statement in response to the Staff’s comment.

Financial Condition
Equity-based compensation, page 76

7.	As previously requested in prior comment 13, bullet point 3, please tell us whether and, if so, how you used the assistance of any third-party valuation specialist with regards to your valuation of RSU and P share awards.

Response: The Company did not use the assistance of any third-party valuation specialist regarding the valuation of RSU and P share awards.

8.	You disclose on page 126 that upon the completion of this offering, a percentage of unvested P Shares will vest based on the net proceeds received by the principal stockholders and the initial public offering price and that vested P Shares will convert into shares of ProSight Global in connection with the merger of PGHL into ProSight Global. Please tell us your consideration of this transaction with regards to your Capitalization disclosures on page 49.

Securities and Exchange Commission May 17, 2019

Response: The vesting of P Shares in connection with this offering will be reflected in its Capitalization disclosure regarding the number of common shares outstanding immediately following the merger of PGHL into ProSight Global and as further adjusted as a result of this offering. The Company has revised the disclosure on page 135 of the Revised Draft Registration Statement to disclose the percentage of P Shares that will vest based on the initial public offering price and the number of shares of common stock of ProSight Global to be issued on account of the P Shares upon the merger of PGHL with and into ProSight Global. Further, the Company has revised this disclosure to clarify that no P Shares will remain outstanding following the merger and the completion of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Reserves for unpaid losses and LAE, page 82

9.	Your disclosure on page 84 added in response to prior comment 15 merely provides estimates of the impact of various percentage changes applied to the net ultimate incurred losses and ALAE for each of the last three accident years and all preceding accident years in the aggregate. It is unclear from this disclosure whether or how the disclosed impacts (either individually or in the aggregate) represent reasonably likely changes in your reserves for unpaid losses and LAE. In this regard, we note that your net prior year development in each of the prior three years is significantly below the absolute value of the aggregate favorable or unfavorable development depicted in your sensitivity analysis. Please revise your disclosure to provide a sensitivity analysis that depicts the impact of the reasonably likely changes in the underlying factors inherent in your most recent estimate of reserves for unpaid losses and LAE or revise your disclosure to indicate how your current presentation depicts the aggregate impact of reasonably likely changes in your reserve estimates.

Securities and Exchange Commission May 17, 2019

Response: In response to the Staff’s comment, the Company has revised the sensitivity table on page 93 of the Revised Draft Registration Statement to better align with the impact of reasonably likely loss reserve development scenarios driven by the inherent underlying factors, both individually and in the aggregate, would have on our loss reserve estimate as of December 31, 2018. The sensitivity table depicts that the more recent individual accident years are inherently subject to more volatility than more mature accident years, thus a percentage of total ultimate loss is applied in the sensitivity analysis. The sensitivity to more mature accident years is better measured in a sensitivity to the remaining loss reserves, and a percentage of the remaining reserve is used in the sensitivity table. The previous sensitivity percentages themselves were modified to ensure that the aggregate amounts remain reasonably likely relative to the Company’s experience with average net prior period loss reserve development in each of the last 3 years. This modification also serves to better align with the relative position of the Company’s reserves to independent actuarial analysis performed by its consulting actuary during the periods presented.

Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 127

10.	Please revise your amended table by expanding footnote 1 to explain whether this offering is expected to meet the terms of such a transaction.

Response: The Company has revised footnote 1 of the table on page 138 of the Revised Draft Registration Statement in response to the Staff’s comment to clarify that this offering is not expected to meet the terms of such a transaction.

Unpaid Losses, page F-33

11.	We acknowledge your response to prior comment 20. Please address the following additional comments:

•	Although you disclose $5.0 million of favorable prior year development in 2018, your explanation of the lines causing this development net to a $13.8 million favorable impact. It is apparent from your All Other claims development table on page F-39 that significant unfavorable development relates to the 2016 and 2017 accident years from these lines. Given that the $8.8 million difference between your consolidated favorable development and the aggregate causes you disclose is greater that the consolidated development itself, revise your disclosure to identify and further explain the remaining $8.8 million in unfavorable development.

Securities and Exchange Commission May 17, 2019

•	It appears that your revised disclosures could be further enhanced to explain the specific reasons for the increase or decrease experienced in the lines/niches indicated for each year reported. For example, you noted that the $16.5 million adverse development in the General Liability line primarily related to 2013 to 2015 accident years due to higher than expected liability severities in the Construction and Media lines of business. Disclose the specific reasons as to what caused the Construction and Media lines to incur higher severity.

Response: In response to the Staff’s comment, the Company has revised the financial statements on pages F-57 and F-58 of the Revised Draft Registration Statement to provide additional disclosure explaining the adverse development in All Other Commercial Multi Peril line in calendar year 2018.

The Company has also revised the financial statements to provide further explanation for the causes of large development experienced in lines/niches where development can be attributed to specific causes rather than generic variations from expected development. Finally, the Company considered the Staff’s comment in connection with the financial statements for the three months ended March 31, 2019 and, as disclosed on page F-22, concluded there were no significant drivers of the favorable development in the periods discussed.

11. Insurance Operations
Incurred and Paid Claims Development
All Other, page F-39

12.	Despite your acknowledgement in response to prior comment 23 that the lines aggregated in “All Other Lines” have significantly different characteristics, please tell us why your aggregation of these lines does not obscure useful information for investors. In this regard, tell us the amount of prior period development for each of the last three years for each of the four lines identified in your response. In addition, given that your “All Other Lines” represent almost one-fifth of your incurred losses in 2018 and almost one-fourth of your paid losses in 2018, tell us your consideration for separately presenting your Commercial Multiple Peril line considering the line’s loss expense was 11.6% of total net losses and loss adjustment expenses incurred during 2018 and 6.9% of total net reserve for unpaid losses and loss adjustment expenses as of December 31, 2018.

Response: The Company applied disaggregation quantitative criteria of 10% to the liability for unpaid claims and adjustment expense, subject to at least 75% of the liability for unpaid claims and adjustment expense being subject to separate disclosures. In response to the Staff’s comment, the Company has added an additional table for Commercial Multiple Peril being the next largest line and reduced All Other Lines on page F-63 of the Revised Draft Registration Statement, to provide more detailed information and ensure that information is not obscured for investors.

Securities and Exchange Commission May 17, 2019

The prior period development for each of the four lines is presented in the following tables:

One Year Prior development of Loss and LAE Expense on the presented AYs 2009 - 2018
(Favorable) Unfavorable Millions $	Cal Year 2018	Cal Year 2017	Cal Year 2016
Commercial Multi-Peril	12.4	3.8	0.6
Ocean Marine, Special Liability	(1.8)	(3.5)	6.4
Special Property, Inland Marine	0.7	3.5	(2.5)
Fidelity, Surety	(.4)	0.3	(.4)
All Other Lines and CMP	10.9	4.1	4.1

One Year Prior development of Loss and LAE Expense All AYs including 2008 and prior
(Favorable) Unfavorable Millions $	Cal Year 2018	Cal Year 2017	Cal Year 2016
Commercial Multi-Peril	12.4	3.8	0.6
Ocean Marine, Special Liability	(4.7)	(0.6)	1.9
Special Property, Inland Marine	0.7	3.7	(2.2)
Fidelity, Surety	(.4)	0.4	(0.4)
All Other Lines and CMP	8.0	7.3	(0.1)

Notes to Consolidated Financial Statements
18. Segment Information, page F-49

13.	We acknowledge your response to prior comment 26. Please revise your filing to add disclosure of your revenue by product or group of similar products as required by ASC 280-10-50-40. In this regard, your “customer segments” appear to be groupings of classes of customers and not groupings of underlying products. It appears that groupings consistent with the product lines presented in your disclosures in Note 13 would be appropriate.

Response: The Company believes that its business model and operational platform are most effectively analyzed by grouping customer segments. However, in response to the Staff’s comment, the Company has amended Note 18 Segment Information to its Audited Consolidated Financial Statements on page F-75 of the Revised Draft Registration Statement to provide additional analysis of Gross Written Premium by Customer Segment and Line of Business. Line of Business disclosure is also included in Note 11 Segment Information to the Unaudited Interim Consolidated Financial Statements on page F-24 of the Revised Draft Registration Statement.

* * * * *

Securities and Exchange Commission May 17, 2019

If you have additional questions or require any additional information with respect to the Revised Draft Registration Statement or this letter, please do not hesitate to contact me at (212) 558-7880 or yevnina@sullcrom.com.

Yours truly,
/s/ Abigail M. Yevnin
Abigail M. Yevnin

(Enclosure)

cc:	Lawrence Hannon

Frank D. Papalia
(ProSight Global, Inc.)

Robert G. DeLaMater

C. Andrew Gerlach

(Sullivan & Cromwell LLP)